Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not an invitation or offer to sell or acquire or the solicitation of an offer to buy securities in the United States or in any other jurisdiction in which such invitation, offer, acquisition, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or with any securities regulatory authority of any state of the United States or other jurisdiction and may not be offered or sold in the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act of 1933, as amended, and applicable state or local securities laws. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. We do not intend to make any public offering of securities in the United States.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

CNY8,400,000,000 2.65% Senior Notes due 2028

(Debt Stock Code: 84590)

CNY5,000,000,000 2.80% Senior Notes due 2029

(Debt Stock Code: 84591)

CNY2,500,000,000 3.10% Senior Notes due 2034

(Debt Stock Code: 84592)

CNY1,100,000,000 3.50% Senior Notes due 2044

(Debt Stock Code: 84593)

Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, CNY8,400,000,000 2.65% Senior Notes due 2028, CNY5,000,000,000 2.80% Senior Notes due 2029, CNY2,500,000,000 3.10% Senior Notes due 2034 and CNY1,100,000,000 3.50% Senior Notes due 2044 (together, the “Notes”) issued by us by way of debt issues to professional investors (as defined in Chapter 37 of the Hong Kong Listing Rules) only, as described in the offering memorandum relating thereto dated November 19, 2024. The listing of and permission to deal in the Notes are expected to become effective on November 29, 2024.

By order of the Board Alibaba Group Holding Limited Kevin Jinwei ZHANG Secretary

Hong Kong, November 28, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.